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[Graphic Omitted] IGC  Intermagnetics
                       -------------------
                       General Corporation



                                 March 15, 2005

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC  20549-0510


Dear Mr. Hartz,

The following is in response to the comment in your letter to Intermagnetics General Corporation dated March 1, 2005.

                    FORM 10-K FOR THE YEAR ENDED MAY 30, 2004
                    ------------------------------------------

Note A-Significant accounting Policies - Revenue Recognition
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     1.  We note your response to prior comment number one. We do not understand why you will "... no longer make any distinction between revenues accounted for in accordance with SOP 81-1." Please provide us with your revised revenue recognition policy that you will disclose in future filings. Ensure your discussion of product sales clarifies that title and risk of loss transfer at shipment.

                  o  RESPONSE;
                  IN FUTURE FILINGS, WE WILL CLARIFY OUR REVENUE RECOGNITION POLICY ON LONG-TERM DEVELOPMENT CONTRACT REVENUE AS ACCOUNTED FOR IN ACCORDANCE WITH SOP 81-1 AND REVENUE RECOGNIZED ON PRODUCT SALES WHEN TITLE AND RISK OF LOSS TRANSFERS AT SHIPMENT AS FOLLOWS:

                           The Company recognizes revenue and profit on
                  long-term development contracts based upon actual costs incurred plus earned profit using the percentage-of-completion method in accordance with Statement of Position ("SOP") No. 81-1. These types of contracts typically provide engineering services to achieve a specific scientific result relating to superconductivity. Some of these contracts require the Company to contribute to the development effort. The customers for these contracts are both commercial customers and various state and federal government agencies. When government agencies are providing revenue we do not expect the government to be a significant end user of the resulting products. Therefore, the Company does not reduce Internal Research and Development by the funding received. When it appears probable that estimated costs will exceed available funding, and the Company is not successful in securing additional funding, the Company records the estimated loss on the contract.

                           The Company recognizes revenue in accordance with
                  Staff Accounting Bulletin No. 101 as amended by Staff Accounting Bulletin No. 104, on product that is complete and ready to ship. In these cases, all the criteria for revenue recognition have been met including, but not limited to: persuasive evidence of an arrangement exists; the arrangement includes a product price that is fixed and determinable; the company has accomplished what it must do to satisfy the terms of the arrangement including passing title and risk of loss to our customer upon shipment; and collection from our customer is reasonably assured in accordance with the terms in the arrangement.
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                           In other instances, the Company recognizes revenue in
                  accordance with Staff Accounting Bulletin No. 101 as amended by Staff Accounting Bulletin No. 104, on product that is complete and ready to ship for which our customer has requested a delay in delivery. In these cases, all the criteria for revenue recognition have been met including, but not limited to: the customer has a substantial business purpose, there is a fixed delivery date, title and risk of loss has transferred to our customer, the product is complete and ready for shipment, and the product has been segregated and is not available to be used to fill other orders. Upon notification from our customer the product is shipped to the stated destination.



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     WE ACKNOWLEDGE:

     o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THEIR FILINGS;

     o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

     o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.


     ____________________________
     GLENN H. EPSTEIN
     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
     MARCH 15, 2005

     ____________________________
     MICHAEL K. BURKE
     CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT
     MARCH 15, 2005